Room 4651

								August 17, 2005


Laurence Stephenson
Principal Financial Officer, President and Director
Tylerstone Ventures Corporation
1136 Martin Street
White Rock, British Columbia
Canada, V4B 3V9

RE:	Tylerstone Ventures Corporation
      Amendment Nos. 5 and 6 to Form SB-2
      File No. 333-121660
      Filed on July 18, 2005 and July 28, 2005

Dear Mr. Stephenson:

      We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      For purposes of this comment letter, we refer to the pagination, paragraphs, sentence and line numbers as displayed by the marked EDGAR version of your amended Form SB-2 filed on July 28, 2005.

Risk Factors

1.	In your response to prior comment two, you state that Douglas
Lake Minerals, Inc., a company who shares your President, is a timely
filer because it filed its Form NT-10Q on April 15, 2005 for a
Form
10-QSB for the quarter ended February 28, 2005 and then filed the
Form 10-QSB on April 29, 2005.   Please refer to Rule 12b-
25(b)(2)(ii), which confers a five-day extension, with respect to quarterly reports.


*   *   *

	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Brad Skinner, Branch Chief Accountant, at
(202)
551-3489 if you have questions regarding comments on the financial statements and related matters. Please contact Neil Miller at
(202)
551-3442 for all other questions. If you thereafter require additional assistance, you may call me at (202) 551-3462 or Barbara
C. Jacobs, Assistant Director, at (202) 551-3730.



      Sincerely,



      Mark P. Shuman
      Branch Chief-Legal



cc: 	Daniel B. Eng, Esq.
      Bartel Eng & Schroder
      (via facsimile (916) 442-0400)

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Mr. Laurence Stephenson
Tylerstone Ventures Corporation
August 17, 2005
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